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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date August 25, 2004 President & CEO

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS FOR THE SIX MONTHS ENDED JUNE 30, 2004

SHARPE RESOURCES CORPORATION

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditor involvement

The auditor of Sharpe Resources Corporation has not performed a review of the unaudited consolidated financial statements for the three and six months ended June 30, 2004 and June 30, 2003.

SHARPE RESOURCES CORPORATION
Consolidated Balance Sheets (Prepared by Management)
(Expressed in United States Dollars)
June 30,		December 31,
2004		2003
(Unaudited)		(Audited)
Assets
Current assets
Cash	$58,913	$ 62,231
Trade and sundry receivables	20,623	18,332
Notes receivable	-	89,228
Due from related parties	21,582	33,070
Inventory	6,670	6,670
	$107,788	$ 209,531
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$63,596	$ 61,979
Due to related parties	61,452	44,609
	125,048	106,588
Long-term debt	664,533	664,533
Future site restoration and abandonment costs	13,500	13,500
	803,081	784,621
Shareholders' equity
Capital stock
Authorized - Unlimited common shares
Issued - 33,184,803 common shares	10,921,861	10,921,861
Contributed surplus (Note 2)	17,660	17,660
Deficit	(11,634,814)	(11,514,611)
	(695,293)	(575,090)
	$107,788	$ 209,531

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)
(Unaudited)
	Three Months E		nded	Six Months En		ded
		June 30,			June 30,
	2004		2003	2004		2003
Petroleum and natural gas operations	$ 18,348	$ 40,896	$ 33,148	$ 66,820
Expenses
Operating	8,447	1,885	117,431	2,615
General and administrative	19,712	75,442	23,563	167,829
Interest	5,340	5,806	12,357	12,813
Write-off of office equipment	-	-	-	1,866
	33,499	83,133	153,351	185,123
Loss for the period	(15,151)	(42,237)	(120,203)	(118,303)
DEFICIT, beginning of period	(11,619,663)	(11,577,029)	(11,514,611)	(11,500,963)
DEFICIT, end of period	$ (11,634,814)	$ (11,619,266)	$ (11,634,814)	$ (11,619,266)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

Three Months Ended Six Months Ended June 30, June 30, 2004 2003 2004 2003

Cash provided by (used in)
OPERATING ACTIVITIES
Loss for the period	$(15,151)	$(42,237)	$(120,203)	$(118,303)
Write-off of office equipment	-	-	-	1,866
Changes in non-cash working capital items	11,996	39,017	116,885	93,575
Change in cash	(3,155)	(3,220)	(3,318)	(22,862)
Cash, beginning of period	62,068	53,876	62,231	73,518
Cash, end of period	$58,913	$50,656	$58,913	$50,656

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Six Months Ended June 30, 2004 (Unaudited)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2004 may not be indicative of the results that may be expected for the full year ending December 31, 2004.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

2. STOCK OPTIONS

Weighted Average Number of common shares Exercise price

Balance, beginning and end of period 3,250,000 $ 0.10 Cdn

A summary of the stock options outstanding is as follows:
NUMBER OF	EXERCISE	EXPIRY
OPTIONS	PRICE	DATE
	Cdn ($)
219,000	0.15	May 4, 2005
600,000	0.10	May 8, 2007
1,000,000	0.10	May 13, 2007
(1) 1,431,000	0.10	May 8, 2008
3,250,000

(1) Black- scholes valued assigned is $17,660

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Six Months Ended June 30, 2004 (Unaudited)

    WARRANTS

    On May 12, 2004, 500,000 warrants with an exercise price of $1.00 CDN expired. There were no other warrants outstanding.
  SEGMENTED INFORMATION

The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES

Estimated taxable income for the period ended is $nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Six Months Ended June 30, 2004 (Unaudited)

6. BASIC AND DILUTED LOSS PER SHARE

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and stock options was not included in the calculation because their inclusion would be anti-dilutive

The following table sets out the computation for basic and diluted loss per share:

2004 2003

Numerator: Loss for the period $ (120,203) $ (118,303)

Denominator: Average number of common shares outstanding 33,184,803 33,184,803

Weighted average number of common shares outstanding 33,184,803 33,184,803

Basic and diluted loss per share $ 0.00 $ 0.00